SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30195; File No. 812-13998]

Prudential Short Duration High Yield Fund, Inc. and Prudential Investments LLC; Notice of Application

September 5, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as monthly in any one taxable year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that such investment companies may issue.

Applicants: Prudential Short Duration High Yield Fund, Inc. ("Initial Fund") and Prudential Investments LLC ("PI" or the "Adviser").

Filing Dates: The application was filed on January 13, 2012, and amended on July 10, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 1, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants, Gateway Center 3, 100 Mulberry Street,

4th Floor, Newark, NJ 07102, Contact: Kathryn Quirk, Esq. and Claudia DiGiacomo, Esq.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Initial Fund is a closed-end management investment company registered

under the Act and is organized as a Maryland corporation.[1] The investment objective of the

Initial Fund is to provide a high level of current income by investing primarily in a diversified

portfolio of high yield fixed income instruments that are rated below investment grade or, if

---

[1]   Applicants request that any order issued granting the relief requested in the application also apply
to any registered closed-end investment company currently advised or to be advised in the future
by PI (including any successor in interest) or by an entity controlling, controlled by or under
common control (within the meaning of section 2(a)(9) of the Act) with PI (such entities, together
with PI, the "Advisers") that decides in the future to rely on the requested relief ("Future Fund"
and together with the Initial Fund, the "Funds"). The Initial Fund and PI are referred to
collectively as "Applicants". Any Future Funds that may rely on the order in the future will
comply with the terms and conditions of the application. All existing registered closed-end
investment companies currently intending to rely on the order have been named as Applicants. A
successor in interest is limited solely to an entity that results from a reorganization into another
jurisdiction or a change in the type of business organization.

unrated, are considered to be of comparable quality. The Initial Fund's shares of common stock

are currently listed on the New York Stock Exchange, a national securities exchange as defined

in section 2(a)(26) of the Act. The Initial Fund and any Future Fund may issue preferred stock.

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides

regular current income through fixed distribution policies.

2.   PI, a New York limited liability company, is, and all other Advisers will be,

registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"), or exempt

from such registration. PI acts as investment adviser to the Initial Fund and has responsibility for

the implementation of the Initial Fund's overall investment strategy. PI entered into a

subadvisory agreement with Prudential Investment Management Inc. (the "Subadviser"), an

affiliate of PI, for the day-to-day management of the Initial Fund's portfolio. The Subadviser is,

and any subadviser to any Future Fund will be, registered as an investment adviser under the

Advisers Act or exempt from such registration.

3.   Applicants state that, prior to a Fund's implementing a distribution policy

("Distribution Policy") in reliance on the order, the board of directors (the "Board") of the Fund,

including a majority of the directors who are not "interested persons," of such Fund as defined in

section 2(a)(19) of the Act (the "Independent Directors"), shall have requested, and the Adviser

shall have provided, such information as is reasonably necessary to make an informed

determination of whether the Board should adopt a proposed Distribution Policy. In particular,

the Board and the Independent Directors will review information regarding the purpose and

terms of a proposed Distribution Policy; the likely effects of such policy on such Fund's long-

term total return (in relation to market price and its net asset value ("NAV") per share of

common stock); the expected relationship between such Fund's distribution rate on its common

stock under the policy and the Fund's total return (in relation to NAV per share); whether the rate of distribution would exceed such Fund's expected total return in relation to its NAV per share; and any foreseeable material effects of such policy on such Fund's long-term total return (in relation to market price and NAV per share). The Independent Directors shall also have considered what conflicts of interest the Adviser and the affiliated persons of the Adviser and each such Fund might have with respect to the adoption or implementation of the Distribution Policy. Applicants state that, only after considering such information shall the Board, including the Independent Directors, of a Fund approve a Distribution Policy and in connection with such approval shall have determined that the Distribution Policy is consistent with a Fund's investment objectives and in the best interests of the holders of a Fund's common stock.

4.   Applicants state that the purpose of a Distribution Policy, generally, would be to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of returns of capital paid by portfolio companies to such Fund during the year. Under the Distribution Policy of a Fund, such Fund would distribute to its respective common stockholders a fixed monthly percentage of the market price of such Fund's common stock at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to such Fund's common stock would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund's

performance for an entire calendar year and to enable a Fund to comply with the distribution requirements of Subchapter M of the Internal Revenue Code ("Code") for the calendar year, each distribution on the Fund's common stock would be at the stated rate then in effect.

5.   Applicants state that prior to the implementation of a Distribution Policy for a Fund, the Board shall have adopted policies and procedures under rule 38a-1 under the Act that: (i) are reasonably designed to ensure that all notices required to be sent to the Fund's stockholders pursuant to section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by rule 19a-1 under the Act and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and (ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption

is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that the one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). Applicants state that similar information is included in the Funds' annual reports to stockholders and on the Internal Revenue Service Form 1099 DIV, which is sent to each common and preferred stockholder who received distributions during a particular year.

4.   Applicants further state that each of the Funds will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to stockholders. Applicants state that the information required by section 19(a), rule 19a-1, the Distribution Policy, the policies and procedures under rule 38a-1 noted above, and the conditions listed below will help ensure that each Fund's stockholders are provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, Applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford stockholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent

certain improper sales practices, including, in particular, the practice of urging an investor to

purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the

dividend"), where the dividend would result in an immediate corresponding reduction in NAV

and would be in effect a taxable return of the investor's capital. Applicants submit that the

"selling the dividend" concern should not apply to closed-end investment companies, such as the

Funds, which do not continuously distribute shares. According to Applicants, if the underlying

concern extends to secondary market purchases of shares of closed-end funds that are subject to

a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps

minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-

the-year distributions.

6.   Applicants also note that the common stock of closed-end funds often trades in

the marketplace at a discount to its NAV. Applicants believe that this discount may be reduced

if the Funds are permitted to pay relatively frequent dividends on their common stock at a

consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Distribution Policy

actually could have an inappropriate influence on portfolio management decisions. Applicants

state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution

plan imposes pressure on management (i) not to realize any net long-term capital gains until the

point in the year that the fund can pay all of its remaining distributions in accordance with rule

19b-1, and (ii) not to realize any long-term capital gains during any particular year in excess of

the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be

distributed and accordingly would not be available to satisfy pay-out requirements in following

years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants assert that by limiting the number of long-term capital gain dividends that a Fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   Applicants also assert that rule 19b-1 may force fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund's long-term capital gains within the limits in rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan, or to retain and pay taxes on the excess amount. Applicants assert that the requested order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling

---

[2]   Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are either fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation preference, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred stock for the purpose of receiving payments at the frequency bargained for, and any application of rule 19b-1 to preferred stock would be contrary to the expectation of investors.

12.   Applicants request an order under section 6(c) of the Act granting an exemption from the provisions of section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common stock and as often as specified by or determined in accordance with the terms thereof in respect of its preferred stock.

Applicants' Conditions:

Applicants agree that, with respect to each Fund seeking to rely on the order, the order will be subject to the following conditions:

1.   Compliance Review and Reporting The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the order, and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Stockholders

(a) Each 19(a) Notice disseminated to the holders of the Fund's common stock, in addition to the information required by section19(a) and rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions,

from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date. Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the

11

Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'"[3]; and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to stockholders under rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

---

[3]   The disclosure in condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to stockholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3.   Disclosure to Stockholders, Prospective Stockholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4.   Delivery of 19(a) Notices to Beneficial Owners If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or

otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.   Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

(a) The Fund's common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common stock; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or

disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.   Public Offerings The Fund will not make a public offering of the Fund's common stock other than:

(a) a rights offering below NAV to holders of the Fund's common stock;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[4] expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[5] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

---

[4]   If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[5]   If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

7.   <u>Amendments to Rule 19b-1</u>

The requested order will expire on the effective date of any amendments to rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary